UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G




                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*


                           OGLEBAY NORTON CO /OHIO/
------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class and Securities)


                                   677007205
         -------------------------------------------------------------
                                (CUSIP Number)

                               JANUARY 31, 2005
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 677007205                SCHEDULE 13G                    Page 2 of 6
------------------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         MFP INVESTORS LLC
         51 John F. Kennedy Parkway, 2nd Floor
         Short Hills, NJ 07078

         MICHAEL F. PRICE
         51 John F. Kennedy Parkway, 2nd Floor
         Short Hills, NJ 07078

         Michael F. Price is the controlling person of MFP Investors LLC

------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                           (a) [ ]
                                                           (b) [X]
------------------------------------------------------------------------------
     (3) SEC USE ONLY

------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
------------------------------------------------------------------------------
                                   (5)  SOLE VOTING POWER
NUMBER OF
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                           155,213
EACH                               -------------------------------------------
REPORTING                          (7)  SOLE DISPOSITIVE POWER
PERSON
WITH                               -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                   155,213
------------------------------------------------------------------------------
    (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   155,213
------------------------------------------------------------------------------
   (10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)         [ ]

------------------------------------------------------------------------------
   (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                   4.860%
------------------------------------------------------------------------------
   (12) TYPE OF REPORTING PERSON (See Instructions)
                                   OO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 677007205                SCHEDULE 13G                    Page 3 of 6
------------------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         MFP Partners, LP
         c/o MFP Investors LLC
         51 John F. Kennedy Parkway, 2nd Floor
         Short Hills, NJ 07078

------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                           (a) [ ]
                                                           (b) [X]
------------------------------------------------------------------------------
     (3) SEC USE ONLY

------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                           117,962
EACH                               -------------------------------------------
REPORTING                          (7)  SOLE DISPOSITIVE POWER
PERSON
WITH                               -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                   117,962
------------------------------------------------------------------------------
    (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   117,962
------------------------------------------------------------------------------
   (10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)         [ ]

------------------------------------------------------------------------------
   (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                   3.694%
------------------------------------------------------------------------------
   (12) TYPE OF REPORTING PERSON (See Instructions)
                                   OO
------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:
                  OGLEBAY NORTON CO /OHIO/


Item 1(b).        Address of Issuer's Principal Executive Offices:
                  1001 Lakeside Avenue
                  15th Floor
                  Cleveland, OH 44114

Item 2(a).        Name of Persons Filing:
                  MFP INVESTORS LLC
                  MFP PARTNERS, LP

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  51 JFK Parkway, 2nd Floor
                  Short Hills, NJ 07078

Item 2(c).        Citizenship:
                  DELAWARE

Item 2(d).        Title of Class of Securities:
                  CONVERTIBLE PREFERRED STOCK


Item 2(e).        CUSIP Number:
                  677007205


Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

(a)       [ ] Broker or dealer registered under section 15 of the Act
              (15 U.S.C. 78o).

(b)       [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)       [ ] Insurance company as defined in section 3(a)(19) of the Act
              (15 U.S.C. 78c).

(d)       [ ] Investment company registered under section 8 of the Investment
              Company Act of 1940 (15 U.S.C. 80a-8).

(e)       [ ] An investment adviser in accordance with Section
              240.13d-1(b)(1)(ii)(E);

(f)       [ ] An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);

(g)       [ ] A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);

(h)       [ ] A savings associations as defined in Section 3(b) of the Federal
              Deposit Insurance Act (12 U.S.C. 1813);

(i)       [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)       [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);


Item 4.       Ownership.

              As the investment adviser to several clients (none of which owns more than 5% of the common stock of the issuer), MFP Investors LLC is deemed to own 155,213 shares (4.860%) of the common stock of the issuer.*

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

              MFP Investors LLC manages investments for several clients, none of which currently owns more than 5% of the common stock of the issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.
              N/A

Item 8.       Identification and Classification of Members of the Group.
              N/A

Item 9.       Notice of Dissolution of Group
              N/A

Item 10.      Certification
              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






* As the investment adviser to several clients, MFP Investors LLC is deemed to own 424,000 shares of the convertible preferred stock of the issuer. Should MFP Investors LLC exercise its right of conversion of all the convertible preferred stock to common stock, it would be deemed to own a total of 16.012% of the outstanding common stock of the issuer and MFP Partners, LP (a client of MFP Investors LLC) would be deemed to own 12.169% of the outstanding common stock of the issuer.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                2/10/2005
                                                ---------------------------
                                                           Date


                                                MFP Investors LLC

                                                /s/ Michael F. Price
                                                ---------------------------
                                                        SIGNATURE
                                                Name: Michael F. Price
                                                Title: Managing Member




                                                MICHAEL F. PRICE

                                                /s/ Michael F. Price
                                                ---------------------------
                                                        SIGNATURE
                                                Name: Michael F. Price



                                                MFP Partners, LP

                                                /s/ Michael F. Price
                                                ---------------------------
                                                         Signature
                                                Name: Michael F. Price
                                                Title: Authorized Signatory
                                                of the Investment Adviser



















                            JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the stock of Oglebay Norton Co., an Ohio corporation, and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 10th day of February, 2005.



                                                MFP Investors LLC

                                                /s/ Michael F. Price
                                                ---------------------------
                                                        SIGNATURE
                                                Name: Michael F. Price
                                                Title: Managing Member




                                                MICHAEL F. PRICE

                                                /s/ Michael F. Price
                                                ---------------------------
                                                        SIGNATURE
                                                Name: Michael F. Price



                                                MFP Partners, LP

                                                /s/ Michael F. Price
                                                ---------------------------
                                                         SIGNATURE
                                                Name: Michael F. Price
                                                Title: Authorized Signatory
                                                of the Investment Adviser